Friess Associates observations for clients and Brandywine Funds shareholders

September 30, 2008

Evolving Expectations in a Volatile Environment

     Lehman Brothers filed the largest bankruptcy in history. Washington Mutual became the biggest bank ever to fail. Then a proposal for unprecedented government intervention hit a political road block, sparking a stock market rout that included the most extreme one-day drop in the Dow’s point total on record. Shocking superlatives in the last two weeks of September evidenced the credit crunch’s potentially calamitous reach.

     The economic outlook is changed and, as growth stock investors, we must adjust to current realities. Starved of credit, the economy looks to be shrinking. Earnings growth is unlikely to compare with recent periods past. With uncertainty regarding earnings and fear surrounding the credit crisis, the price investors are willing to pay for earnings potential is reduced.

     Sounds grim, but these conditions don’t present an unusual challenge for our investment strategy. To be sure, we need to be realistic regarding the level of earnings growth we can reasonably expect a company to experience in the current climate. That just requires us to be open to some ideas that might not meet the 20-plus percent, year-over-year earnings growth target we maintain in more robust economic times.

     Likewise, periods of heightened earnings uncertainty are a regular part of the peaks and valleys that occur in the business cycle. Earnings visibility will be a primary concern for us. Companies with the surest paths to earnings growth will win priority placement in the portfolios we manage.

     Market history provides plenty of examples of tumultuous events that subsequently proved opportune times to buy stocks. In many instances, the market’s turn for the better began well before the day’s uncertainty was fully resolved.

     This downturn might eventually show itself to be another one of those instances, but we won’t make unnecessarily bold bets. Chances are many companies, particularly in the financial sector, will rebound before demonstrating the fundamental strength to warrant share-price gains. Our strategy doesn’t lead us to speculative leaps of faith. We’re committed to making up lost ground with an equal focus on limiting downside risk.

     The number of companies with the potential to grow earnings in excess of 20 percent is declining. Moreover, gathering actionable insights on companies with eye-popping earnings expectations is becoming increasingly difficult. We would rather hold a company that we’re highly confident will grow earnings 16 percent than a company with a clouded forecast for 50 percent growth. The punishment being meted out for missing expectations by even a penny is far too severe to invite added risk.

     Consensus earnings expectations for 2008 are down considerably since the start of the year. We expect current 2009 forecasts to move in the same direction as companies provide guidance during the September-quarter reporting season. As that happens, we believe companies with share prices that represent higher multiples of earnings estimates will be good candidates for declines.

     We already focus on companies that sell at reasonable multiples of earnings estimates, but the market clearly told us during the September quarter that conditions dictate that we redefine what we consider “reasonable.” Amid evaporating risk tolerance, stocks, as an asset class, were re-priced.

     What was considered dirt cheap earlier this year is considered reasonably priced today. We think it makes sense to be conservative about the price-to-earnings ratios we’re willing to accept in this environment.

     Following the recent market downturn, companies with lower price-to-earnings ratios are more plentiful. Data from Merrill Lynch provided in the wake of a one-day drop that sent the broad-based Russell 3000 Index 8.5 percent lower on September 29 showed companies of all sizes selling at notable discounts to their long-term averages.

     Even after accounting for likely earnings revisions, we think the price-to-earnings ratio situation is encouraging.

     Lower price-to-earnings ratios reflect defensive postures among investors in the near-term, but to patient investors with longer-term outlooks they can represent uncommon opportunities.

     As dismal as the credit crisis might seem, the events of the past 14 months have created big opportunities for companies that can provide counsel on cleaning up and making sense of the mess. From restructuring beleaguered banks to legal action seeking recompense, Wall Street will be fertile ground for consulting work for years to come. With expertise in areas such as corporate turnarounds, regulatory compliance and litigation support, FTI Consulting (page 4) is positioned to benefit from the work that will ultimately chart the financial system’s new course.

     The September-quarter environment compelled us to conduct a broad portfolio review. We challenged our assumptions regarding existing holdings, comparing them against new ideas to weed out weak links. Thermo Fisher Scientific (page 5) retained its status as a holding, extending a tenure that reached five years in August.

     Thermo Fisher offers the broadest array of instruments and related supplies used in laboratory work, making it a supplier of choice for many large companies with research needs. Growing economies in Asia present new opportunities for growth in areas such as quality control and food safety.

     Despite its share-price performance during the period, Nii Holdings (page 5) also earned its continued keep. With push-to-talk capabilities that appeal to small and midsize businesses, the company’s Latin American wireless network experiences the lowest customer turnover in the markets it serves. We’re confident in the company’s ability to continue to add subscribers to its growing network at a time when its costs per new subscriber are falling.

     The economic environment has been challenging for many retailers, as evidenced by our limited exposure to companies sensitive to consumer discretion. Big Lots (page 4) actually benefits from trouble among other retailers. As a closeout retailer, the company’s offerings come from other businesses that need to shed excess inventory for a variety of reasons. Costs to acquire the goods are low, allowing Big Lots to price its general merchandise even below discount chains. The company’s keen focus on operating efficiency adds to its allure.

     The credit crisis that contributed to such a tough September-quarter climate stems from complexity and excessive risk-taking. Many firms at the epicenter of the crisis failed to fully appreciate risks related to the mortgage-backed securities they held and made matters worse by multiplying their bets on them with huge leverage.

     Our approach to equity investing as the situation plays out will be the opposite. We will employ our straightforward approach one company at a time while being sensitive to the risks related to each investment we make.

     Visible, above-average earnings growth, modest price-to-earnings ratios and solid balance sheets will be the factors we value above all else as we navigate the environment ahead. Lacking one of the three, we don’t plan to consider holding a company that boasts some other characteristic that someone else might argue makes it a homerun investment.

We’re grateful for your continued support.

Bill D’Alonzo

Chief Executive Officer

Conservative Conduct in Serving Your Interests

Chief Executive and Chief Invest-
ment Officer, Bill D’Alonzo

     The representative at the custodial bank made us an offer. Make the shares we hold in the Brandywine Funds available to be loaned out, he said, and we’ll pay you a healthy fee. The shares will be returned when needed. No real work on our end, just easy money for us to make by facilitating another investor’s ability to “short” a company we hold.

     Help someone else bet against a company we hold? No thanks.

     The continuing credit crisis is rife with examples of companies blinded to risk by a single-minded focus on profit. We’ve taken our lumps in the recent downturn, but we want you to know that we continue to adhere to conservative business practices and employ an investment strategy designed to moderate risk over time.

     Our straightforward, disciplined investment approach steers us clear of companies with questionable balance sheets. Our clients and shareholders did not make equity investments in Bear Sterns, Lehman Brothers, Merrill Lynch, American International Group, Washington Mutual, Wachovia, Fannie Mae or Freddie Mac. Our financial-sector holdings have been limited to a few small companies with strong financial positions and currently represent less than 1 percent of aggregate assets.

     We don’t employ leverage of any kind, take short positions in stocks or invest outside of our sole emphasis on growth-equity investing. Short sellers essentially borrow stock with the aim of selling it immediately and later buying it back at a lower price, hoping to pocket the difference. While short selling adds liquidity during normal conditions, recent activity has been linked to the downward pressure placed on struggling financial companies.

     The U.S. Securities and Exchange Commission temporarily banned investors from short-selling 799 banks, insurers and securities firms in late September. Just as important and not temporary, the SEC banned the practice of so-called “naked” short-selling, in which investors short the stock without actually borrowing it first. Naked shorting allows traders to potentially manipulate stocks.

     Despite its spreading popularity in recent years, we have never lent securities from any of our mutual fund portfolios. We do not feel it would be in our fellow shareholders’ best interest if shares lent out were used to take short-term speculative positions opposite our own. Additionally, there is the added counterparty risk in volatile times that loaned stock will not be returned due to default.

     Cascading losses on Wall Street have even threatened the safety of investments in money market funds, which have long enjoyed a reputation for being almost as safe as savings accounts. We take a conservative approach to investing the portion of our portfolios not invested in equities. Currently, our short-term, highly liquid cash investments in the Brandywine Funds consist of commercial paper that garners the highest investment grade ratings for both short- and long-term debt from Standard & Poor’s and Moody’s.

     During recent weeks, the financial landscape has changed significantly and presented unprecedented challenges to investors. Clearly, our portfolios have not gone unscathed from the market events so far this year. In an environment where market swings are occurring in step with each new headline, we’re especially careful to maintain an individual-company approach.

     The common link among home owners, mortgage originators, investment banks and investors still grappling with the effects of the now 14-month-old credit crisis was a lack of appreciation for the risks involved. The bulk of our risk-moderation efforts relate to fundamental performance and take place on the individual-company level.

     Consistently performing our research work one company at a time enables us to find companies positioned to benefit from or independent of the broader environment. Today more than 30 Friess teammates, or nearly half of our overall staff, focus on employing our research process. They continue to focus on finding companies with strong earnings prospects, attractive valuations and solid balance sheets.

     Environments like the current one draw attention to the importance of our company-by-company focus. In our opinion, sticking with a disciplined investment approach and not straying from time-tested investment parameters are among the best ways to prudently generate long-term growth in the assets we manage.

Big Lots Inc., BIG

       A softening economy has consumers tightening their purse strings and retailers adjusting by scaling back inventories. Big Lots benefits from both sides of the equation by buying up excess brand-name merchandise and selling it to cost-conscious shoppers.

     NYSE-listed Big Lots, Inc. is the largest closeout retailer in the U.S. with $4.6 billion in annual sales and over 1,300 stores nationwide. The company buys closeout merchandise from manufacturers and retailers looking to reduce inventory following packaging changes, canceled orders, product discontinuations and other events. Its consumables, home, seasonal and other items sell at prices 20 to 40 percent less than discount stores and up to 70 percent below conventional retailers.

     July-quarter earnings grew 52 percent, marking seven consecutive quarters of beating estimates. Quarterly sales rose to $1.1 billion as customers were attracted to Big Lots’ ever-changing mix of quality brand merchandise. Operating profit margins expanded thanks to the company’s continued focus on cost control.

     The company’s overall strategy, which emphasizes operating efficiency and product mix to increase profitability per customer visit, creates earnings leverage even amid modest same-store-sales growth. Efficiencies realized in buying, payroll, distribution, inventory levels and real estate have sent operating profit margins from less than 1 percent to nearly 5 percent in two years. Weak overall retail trends and rising bankruptcies are creating larger and more profitable closeout opportunities.

     Your team spoke with Chief Financial Officer Joe Cooper regarding the company’s future plans. On pace to hit operating profit goals a year earlier than planned, Big Lots is exploring smaller store concepts and online initiatives to spur future profitability.

     Your team bought Big Lots at 14 times earnings estimates for the fiscal year ending January 2009. Wall Street predicts the company will grow earnings 28 percent during that fiscal period.

FTI Consulting Inc., FCN

     Wall Street’s involuntary reshaping is producing restructuring, bankruptcy and legal action on par with the prodigious scale of the credit crisis driving the makeover. Expertise in key areas of swelling demand puts FTI Consulting in a position to benefit as the fallout mounts.

     NYSE-listed FTI Consulting Inc. provides turnaround, restructuring, bankruptcy and related consulting services. Areas of expertise include corporate recovery, litigation support, forensic accounting and strategic communications. Revenues grew 39 percent to $1.2 billion in the 12 months through June.

     FTI reported record revenue and profit in the June quarter, with expansion in operating profit margins from the same period a year ago. Year-over-year earnings grew 25 percent, exceeding estimates by 10 percent.

     Lehman Brothers filed the largest bankruptcy in history on September 15. Three days later, the investment bank’s creditors hired FTI as a financial adviser. At more than six times the size of the previous largest bankruptcy, the case could go on for several years. The company benefits from a reputation for high-level work and seasoned professionals. Its employees include former chief executives, political leaders and SEC professionals as well as certified and experienced specialists in turnarounds, accounting, risk management and other disciplines.

     Your team spoke with Chief Financial Officer Jorge Celaya about how events such as the credit crisis can spur waves of litigation, stoking demand for forensic accountants, expert witnesses, electronic discovery experts and other litigation support personnel. The mortgage mess is already spilling into the courts, with subprime-related lawsuits filed in the first six months of this year outnumbering the total for all of 2007.

     Analysts predict FTI will finish this year with 30 percent earnings growth. The company is expected to grow earnings 24 percent in 2009.

Nii Holdings Inc., NIHD

     September-quarter performance forced us to re-evaluate every holding. We challenged our assumptions aggressively, pitting existing holdings against new ideas to ensure we held companies with the best potential to make up lost ground. Holdings with steep declines faced especially intense scrutiny, with quite a few surrendering their spots to new opportunities. Nii Holdings, which fell sharply in September, emerged from the process still firmly positioned in our portfolios.

     Nasdaq-listed Nii Holdings Inc. provides wireless communications services in Latin American markets, including Mexico, Brazil, Argentina and Peru. Using technology developed by Motorola and operating under the Nextel brand name, it offers the region’s highest quality push-to-talk function. Revenues rose 40 percent to $3.9 billion in the 12 months through June.

     Nii is a solid example of the kind of company we aim to isolate. The company boasts growth catalysts, including a new market opportunity in Chile, expanding coverage in northern Brazil, and new products in the form of Blackberry and touch-screen handsets. Our research leads us to believe analysts don’t fully appreciate Nii’s growth drivers, particularly subscriber growth potential in Brazil.

     Nii is a lesser-known company winning market share rather than the industry leader. Its push-to-talk function provides a foothold with small and midsize businesses, giving it pricing power, high average revenue per customer and the lowest customer churn rate in its markets. With 5 million customers, Nii is one of the smallest, but fastest growing wireless operators in Latin America.

     The company demonstrates why we seek these characteristics. Nii grew June-quarter earnings 87 percent, topping estimates by 38 percent. Analysts predict the company will finish 2008 with 31 percent earnings growth.

     Right now we believe Nii is attractively priced and offers better upside than available alternatives based on its fundamental outlook. Shares currently sell at 14 times 2008 earnings estimates and 11 times 2009 estimates.

Thermo Fisher Scientific Inc., TMO

     From lead-based paint and tainted milk to air and water pollution, rapid growth in Asian economies is adding to global health and safety concerns. Thermo Fisher Scientific is uniquely positioned to meet growing demand for quality control testing, food safety and diagnostic devices.

     NYSE-listed Thermo Fisher Scientific Inc. resulted from the merger of Thermo Electron and Fisher Scientific in late 2006. The deal paired Thermo’s scientific instruments with Fisher’s single-use laboratory consumables, creating a laboratory supply powerhouse with annual sales of $10 billion. The company serves more than 350,000 customers worldwide, operating in a diverse range of industries.

     June-quarter earnings grew 22 percent, marking 13 straight quarters of beating estimates. Revenues jumped 14 percent to $2.4 billion, driven by demand for scientific instruments, specialty diagnostics and biopharmaceutical services. Large biotech and pharmaceutical customers looking for ways to cut costs and simplify procurement functions are increasingly attracted to Thermo Fisher’s unmatched portfolio of products.

     Thermo Fisher is also increasingly able to cross-sell its testing products to environmental and consumer goods customers. Whether the goal is to monitor air quality or test prepared foods for harmful bacteria, sales of high-end diagnostic instruments are being followed with steady revenue streams from consumable products such as lab disposables and reagent kits.

     Your team spoke to Chief Executive Marijn Dekkers about growth plans in India and China. The company recently launched its first Chinese-language catalog and acquired two divisions of Chemito Technologies, India’s largest local supplier of instruments for life science and environmental monitoring applications.

     Your team purchased Fisher Scientific back in 2003, holding shares through the merger. Wall Street predicts the company will grow earnings 27 percent this year. It currently sells at 17 times consensus estimates.

Peter Diamond

     Researcher David Haley was encouraged by the feedback on IPC The Hospitalist Company he turned up during his research early this year. Still, with the company’s initial public offering set to take place in a challenging market environment, he knew more legwork needed to be done. That’s where Peter Diamond came in.

     In addition to arranging more interviews for David, Peter jumped in to gather information. Thanks to work that ranged from scouring the company’s regulatory filings to calling doctors, industry experts and consultants, Peter uncovered complementary insights that ultimately helped David recommend that we purchase shares.

      “Peter contributes to our research effort from multiple levels by handling details that enable me to maximize the time I spend conducting interviews and using any spare time he has to perform research on his own,” David said. “The interviews he and I conducted with doctors and administrators regarding IPC’s business model generated independent intelligence that helped us develop the confidence to make the purchase.”

     Peter is a Research Manager. His main responsibilities are designed to increase his team’s effectiveness and productivity. From arranging management meetings and scheduling phone interviews to speaking with sell-side analysts and conducting trade checks with a holding’s customers, his supporting role helps his team make well-researched decisions. Peter also monitors news on existing holdings and ensures his team’s latest findings are available to all Friess researchers through our proprietary database.

     First purchased in late January, IPC The Hospitalist Company remained a holding in the small-cap portfolios we manage at the end of September. The company, which operates a physician group practice focused on hospital care in more than 300 facilities, exceeded earnings expectations in the June quarter.

     Prior to joining Friess Associates, Peter spent four years with Prudential Equity Group in its institutional equity sales department serving various investment managers in the Philadelphia region. Part of his job was to host the kind of roadshows and meetings he now attends as a Research Manager. His responsibilities also included generating investment ideas to complement Prudential’s firm-wide research offerings.

     Peter earned his bachelor’s degree from Cornell University, where he studied industrial & labor relations and economics. He is currently pursuing the Chartered Financial Analyst designation.

On the Cutting Edge...

Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Pedometer Plus

Fitbit, a San Francisco-based startup, is taking the pedometer to the next step. The company’s product, also called Fitbit, is a sensor designed to track a wearer’s activity 24 hours a day, seven days a week. Resembling a small money clip, Fitbit tracks sedentary time, steps taken, calories burned and even sleep quality, which it tracks through a wristband that correlates wrist tremors with various stages of sleep. Fitbit data are recorded in real time on a free website for users. The website also allows users to log meals, offering more insight into overall fitness. The company expects to make the product available in December or January for $99.

Site by Sight Surgery

Some surgeries require complex maneuvers and, at times, more than two hands. With that in mind, a team from the Hamlyn Centre for Robotic Surgery at Imperial College in London has developed new eye-tracking technology to allow surgeons to move surgical instruments with their gaze. Infrared LED lights and cameras track the relative movement of a surgeon’s pupils versus reflected light from the corneas to determine where the surgeon is looking, directing a surgical robot accordingly. Since a surgeon would only need to change positioning at certain times, the device is activated with a foot pedal.

Bill Dugdale

     Keeping clients, shareholders and their representatives attuned to the efforts of the researchers working on their behalf requires extensive knowledge of our company-by-company investment process and its day-to-day application. Thanks to eight years of direct experience employing our strategy, Bill Dugdale is well-equipped to deliver the kind of service the folks who invest with us expect and deserve.

     Bill is a member of the client liaison team responsible for maintaining a diverse range of relationships. A big part of his job is working with financial advisers and consultants whose clients invest in the Brandywine Funds. He’s also the point person for numerous directly invested shareholders and clients.

     His responsibilities require a lot of time on the road, where a single day might include four office meetings plus get-togethers over lunch and dinner. The folks who meet with Bill rely on him for insightful and current information, so he uses his time in the office wisely by participating in research visits with company managements, interviewing researchers about their stocks and analyzing the effects of recent portfolio changes.

     An aspiring lawyer turned stock researcher, Bill’s background prepared him well to be a knowledgeable resource for shareholders, clients and their representatives. Bill was a legal negotiator just one day from starting law school in 1995 when he accepted a position with Friess Associates, bringing the skills he honed in lawsuit settlement discussions to his new work grilling research contacts. After eight years in research, including two years as a Research Team

Leader, Bill added his knowledge of the Friess invest ment approach to the client liaison team.

     In his current role, Bill is now uniquely equipped to comunicate with shareholders, clients and consultants. “His firsthand experience with our strategy enables Bill to provide valuable insights on everything from the investment disciplines we follow to the profit potential of a particular company in the portfolio,” said fellow client liaison team member Gordon Kaiser.

     Bill earned a bachelor’s degree from the Cornell University School of Industrial and Labor Relations.

     Bill serves as president of the St. Michael’s School and Nursery, which provides early childhood education to kids regardless of their ability to pay. He is also president of the Next Generation of The Delaware Community Foundation, which raises funds for local charities while teaching young adults the tools they need to serve on other charitable boards.

High-Tech Camo Hides Hunters

Dressing like a tree may not be the most effective way for hunters to avoid being spotted by deer after all. This fall W.L. Gore is introducing Optifade, which it claims is the first camouflage to make hunters invisible to deer. The company enlisted an animal-vision expert from the Medical University of Wisconsin and a retired West Point researcher responsible for the Army’s current digital camouflage to develop the computer-generated pattern, which consists of pixilated squares specifically designed to fool a deer’s vision system. A micro-pattern in the camouflage blends in with outdoor backgrounds, while an overlaid macro-pattern blurs the shape of the wearer when in motion.

Winds of Change

The Dutch know a thing or two about windmills, which is why it’s not surprising that a company from the Netherlands is promoting a product it claims represents an advance in wind-power generation. A departure from propeller-blade turbines, Home Energy International’s Energy Ball consists of six curved rotor blades that bend to form a sphere. The rotor hub is positioned horizontally to run parallel to the wind, creating higher aerodynamic efficiency than more conventional turbine designs via the Venturi effect. The design enables the Energy Ball to turn at half the wind speed needed to move average conventional turbines. The company says its two-meter model can offset as much as 16 percent in annual kilowatt usage for the typical U.S. household in a favorable wind environment.

A Strategy that Maintains a Fresh Perspective

     After the closing bell rang on September 9, the Friess research team held an impromptu gathering. Following a tumultuous six-and-a-half hours for the equity market during which declining stocks outnumbered gainers by seven to one on the New York Stock Exchange, the discussion focused on generating new ideas.

     When monitors show red and volatility becomes a daily encumbrance, it can be difficult to see where the next good investment will originate. On eight trading days during the month of September the Dow Jones Industrial Average ricocheted more than 4 percent between its intraday high and low. Swings of that magnitude occurred the same number of times during the prior eight months. Directing research toward new ideas, regardless of which way the market is trending, is an integral part of our disciplined process.

     We employ a system of forced displacement, which means we sell our weakest holding to fund a new purchase when we uncover an opportunity that shows more upside potential than the existing holding based on its fundamental prospects. Having a pipeline of potential new ideas allows us to constantly challenge our assumptions on current holdings and ensure the reasons we originally bought them remain sound in the current environment. Our research team is currently pursuing roughly 200 new ideas.

     Researchers look over each others holdings, passes and pursues, secure more input from private companies doing business with those they’re conducting research on and defend positions based on their ability to grow earnings and capture investor interest going forward. On days when the market demonstrates a strong sense of direction, we take a close look at portfolio holdings that gain less or decline more than averages.

     The message is consistent. Clients count on us to weed out weaker links and upgrade into stronger, more dynamic ideas with specific catalysts for growth.

     In addition to forcing a new name into a given portfolio, we sell a stock when it reaches its target price, its fundamentals deteriorate or when Wall Street becomes overly optimistic about its prospects. We also realize that fighting the market’s mood for extended periods can be a losing battle. Despite strong earnings results for select energy-related holdings in our portfolios in the September quarter, we decreased our exposure to the sector as investors continued to ignore operational achievements and focus on the sharp drop in oil prices.

     Sixty-six new names entered our various portfolios in the September quarter. Turnover, a measure of how frequently stocks are bought or sold in our portfolios, has remained near its long-term average. A company’s tenure in a given portfolio is ultimately a function of its ability to deliver the earnings strength we demand.

     We remain committed to an investment strategy based on the premise that earnings results ultimately drive stock prices. More than 30 folks dedicated solely to research conduct as many as 100 interviews each day with company managements, competitors, customers and suppliers to identify companies with robust earnings potential. Through this exhaustive legwork, we strive to develop an information edge to isolate earnings acceleration before it is fully accounted for in consensus estimates and price-to-earnings ratios.

..

Friess Strategy Highlights
• Rapidly growing companies. Average Friess holding expected to grow earnings 18 percent in 2009.
• Reasonable price-to-earnings ratios. Current average holding sells at less than 14 times 2009 estimates.
• Focus on companies likely to exceed consensus earnings estimates.
• Emphasis on under-researched, lesser-known companies rather than industry leaders.
• Intensive and repeated contacts with company managements,
competitors, customers and suppliers.
• Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

Fund holdings and sector weightings are subject to change at any time and are not recommendations to buy or sell any securities. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess client portfolios based on consensus estimates and not to the actual performance of the portfolios themselves. As of September 30, 2008, FTI Consulting, Thermo Fisher Scientific and Big Lots represented 2.03, 5.24 and 1.01 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Thermo Scientific and Nii Holdings at 4.64 and 4.15 percent of assets. Neither Fund held IPC The Hospitalist Company or W.L. Gore. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date.

Friess Associates, LLC		Friess Associates of Delaware, LLC
P.O. Box 576		P.O. Box 4166
Jackson, WY 83001	Editorial Staff: Chris Aregood and Adam Rieger	Greenville, DE 19807
(307) 739-9699 • (307) 739-0899 fax		(302) 656-3017 • (302) 656-7644 fax